08030614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67220

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symphonic Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Ave, 10th Fl.
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ben Younessian, 212-702-3571
(Area Code – Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 19 2008

Weisberg, Molé, Krantz & Goldfarb LLP
(Name – *if individual, state last, first, middle name*)

Washington, DC 101

185 Crossways Park Drive (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edmund Towers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symphonic Securities LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

GREGG ROBERT GIAQUINTO
Notary Public - State of New York
No. 02GI6176034
Qualified in Suffolk County
My Comm. Expires Nov. 19, 2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYMPHONIC SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To The Managing Member of
Symphonic Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Symphonic Securities LLC (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Symphonic Securities LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Weisberg, Mole', Krantz & Goldfarb, LLP

Woodbury, New York
February 8, 2008

SYMPHONIC SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$	25,000
Investments - Money market fund		339,734
Receivable from broker dealers		24,936
Receivable from affiliates		11,097
Other		24,386
Total assets	$	425,153

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other payables	$	7,500
Payable to affiliates		244,371
Total liabilities	$	251,871
Member's Equity	$	173,282
Total liabilities and member's equity	$	425,153

The accompanying notes are an integral part of this financial statement.

SYMPHONIC SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Symphonic Securities, LLC (the "Company") is a registered broker/dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned limited liability company of Acebes, D'Alessandro and Associates, LLC ("ADA").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if ADA directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to corporate income taxes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in bank checking accounts.

Revenue Recognition

The Company's policy is to record commissions earned on securities transactions on a trade date basis. The Company's revenues consist primarily of commissions on sales of insurance products and sales fees.

Credit and Off-Balance-Sheet Risk

The Company receives its commission income from customer transactions on settlement date from its clearing brokers and, accordingly, will not be exposed to credit risk. Additionally, at December 31, 2007, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year the Company may maintain bank account balances in excess of federally insured limits.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. At December 31, 2007, the Company had net capital of $118,479, which was $93,479 in excess of its required capital of $25,000. The Company's net capital ratio was 2.13 to 1.

NOTE 3 - CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and, therefore, has claimed exemption from these regulations under rule 15c3-3(k) (2). The Company is in compliance with the exceptive provisions of this rule. As a non-clearing firm, the Company does not hold customer funds or securities.

NOTE 4 - INCOME TAXES

As previously discussed, the Company, as a limited liability company is generally not subject to federal and state corporate income taxes. However, New York City imposes an unincorporated business tax on partnerships and, accordingly, the Company's taxable income is subject to this New York City at the ADA level.

NOTE 5 – RELATED PARTIES

The Company utilizes space, personnel and other services and overhead which are incurred by affiliated companies. These services were transacted in the normal course of business and are recorded in the period provided.

END